OTCQB: MRDDF                 TSX-V: MAD                FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

2013 DRILLING starts at Miranda Gold’s Angel Wing Project

Vancouver, BC, Canada –August 8, 2013 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that Ramelius Resources Ltd. (“Ramelius”) (ASX:RMS), our funding partner at Angel Wing, started its 2013 drill program. Ramelius plans four reverse circulation (RC) drill holes totaling approximately 4,300 ft (1,310 m) to further test geophysical targets beneath volcanic cover. Angel Wing is an epithermal vein and sediment-hosted gold project in northeast Elko County, Nevada.

During 2012, Ramelius drilled seven of its 12 RC holes into the southwest margin of an aeromagnetic anomaly Ramelius refers to as the Grass Hollow anomaly. This doughnut-shaped anomaly is approximately 1,200 ft (365 m) in diameter and with a central low about 400 x 500 ft (120 x 170 m). Grass Hollow and vicinity are underlain by a succession of Tertiary rhyolitic tuffs, Tertiary conglomerate, and Triassic limestone. Gold mineralization is in the upper 200 ft (60 m) of limestone and is associated with decalcification and pervasive silicification. Anomalous arsenic, antimony, and mercury extend upward into the conglomerate and tuffs. All seven holes penetrated deep enough to intersect the altered limestone and gold mineralization. Furthermore, all seven intersected gold grades above 0.01 oz Au/ton (0.343 g Au/t) and with a maximum five-foot (1.5 m) intercept of 0.413 oz Au/ton (14.150 g Au/t) in drill hole AW12-06. The following table summarizes the four Grass Hollow holes with the longest or strongest gold intercepts.

Hole ID	Interval (ft)	Length (ft)	Grade (oz/ton) Au	Interval (m)	Length (m)	Grade (g/t) Au
AW12-05	640-685	45	0.010	195.1-208.8	13.7	0.356
	730-795	65	0.030	222.5-242.3	19.8	1.016
contains	745-755	10	0.100	227.1-230.2	3.0	3.44
AW12-06	740-940	200	0.018	225.6-286.5	61.0	0.610
contains	775-780	5	0.413	236.2-237.7	1.5	14.15
AW12-08	815-905	90	0.019	248.4-275.8	27.4	0.652
contains	815-835	20	0.061	248.4-254.5	6.1	2.093
AW12-12	855-875	20	0.112	260.6-266.7	6.1	3.828
contains	865-870	5	0.309	263.7-265.2	1.5	10.6
Original data are in feet and ppm (g Au/t). True thicknesses of the gold intercepts are estimated to be ~90% of the down-hole intersections.

During 2013 Ramelius plans to further test Grass Hollow with angle RC holes directed at the magnetic anomaly from the west and the east, to test another magnetic low approximately 2,500 ft (760 m) to the east-northeast of Grass Hollow, and to test a north-trending resistivity high about 1,200 ft (365 m) northeast of Grass Hollow.

To date, Ramelius has drill-tested seven target areas with a total of 32 drill holes aggregating 17,996 ft (5,484.6 m).

Due to the encouraging 2012 drill results at Grass Hollow, Ramelius initiated development of a Plan of Operations/Nevada Permit for Reclamation (POO) with the Bureau of Land Management (BLM). When completed in 2014, the Plan will provide for up to 60 acres (24.3 hectares) of land disturbance for drill roads and pads. Ramelius currently operates under a Notice of Intent with the BLM that provides for a maximum of 5 acres (2 hectares) of land disturbance.

Project Details

The Angel Wing project consists of 87 unpatented lode claims covering 2.8 sq mi (7.3 sq km.) in northeast Elko County, Nevada. Project area stratigraphy from youngest to oldest is a) Tertiary felsic volcanic units, b) Tertiary conglomerate, and c) late Paleozoic or Triassic limestone. Work previous to that of Ramelius' consisted of geologic mapping, soil and rock sampling, a gravity survey, and RC drilling. Gold values from 0.1 to 94 g Au/t in rock chips occur in an area about 6,700 ft (2,042 m) long and up to 3,000 ft (914 m) wide. Rock samples of altered and quartz-calcite-veinlet stockwork limestone and conglomerate contain up to 0.045 oz Au/ton (1.530 g Au/t). High gold value rock-chip samples with 0.29 to 2.7 oz Au/ton (10 to 93g Au/t) occur in steeply dipping quartz-calcite-adularia veins with distinctive "angel wing" textures within the limestone. Historic shallow vertical drilling targeted disseminated mineralization and returned up to 0.048 oz Au/ton over 50 ft (1.643 g Au/t over 15.2 m) in drill hole DC-7. Since 2010, Ramelius completed IP/Resistivity, ground magnetic, and soil geochemical surveys, three core holes, and 29 RC holes.

Agreement

On September 17, 2010, the Company signed an exploration and option to enter into a joint venture agreement with Ramelius. Ramelius may earn a 70% interest by expending US$4,000,000 over five years (the “Initial Earn-in”). Ramelius has met the US$2,000,000 expenditure requirement to September 17, 2013 and must spend a further US$1,000,000 by September 17, 2014. Once Ramelius has completed the Initial Earn-In, it shall have the option to exercise the right to earn a vested 70% interest in Angel Wing by either funding 100% of the costs required to complete a bankable feasibility study within four years after completing the Initial Earn-In or by spending an additional US$10,000,000 within 10 years after completing the Initial Earn-In. If Ramelius elects not to exercise that right, but completes the initial earn-in, it shall be entitled to an NSR royalty of 1% to be capped at two times its total expenditures.

All data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Prism Resources Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.